Exhibit 99.8
Consultant Consent Letter- AM Mines Canada

BBA Inc.
2020 Robert-Bourassa Blvd, Suite 300
Montréal, QC H3A 2A5
Canada

Dear Sirs/Mesdames:

RE: United States Securities and Exchange Commission reporting of 2020 Mineral Reserves

I hereby consent to:

a.BBA Inc. being named in this report on Form 6-K (the “6-K”) of ArcelorMittal, which, as explained in the 6-K, the Company is filing to reflect the retrospective application of certain changes in its segment information for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2020, as having conducted a review of the overall work performed by SRK Consulting (Canada) Inc., completed further detailed design work, and confirmed increased 2019 iron ore mineral reserves on ArcelorMittal's properties in Canada (AMMC), which were used as a base for 2020 iron ore mineral estimates, and

b.the incorporation by reference of the 6-K into Registration Statements Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-256031 on Form F-3.

For and on behalf of consulting engineering firm BBA Inc.

/s/ Jeffrey Cassoff

Name: Jeffrey Cassoff

Title: Team Leader - Mining Engineering

Date: May 29, 2021